EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77B:
  Accountants report on internal control

EXHIBIT B:
  Attachment to item 77C:
  Submission of matters to a vote of Security holders.
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EXHIBIT A:
Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of
  Advantage Advisers Xanthus Fund, L.L.C.

In planning and performing our audit of the financial statements of Advantage Advisers Xanthus Fund, L.L.C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of Advantage Advisers Xanthus Fund, L.L.C.
is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with U.S.
generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards of the Public Company
Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2004.

This report is intended solely for the information and use of management and the Board of Managers of Advantage
Advisers Xanthus Fund, L.L.C. and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/Ernst & Young LLP

New York, New York
February 7, 2005




EXHIBIT B:
The Company held a Special Meeting of the Members on July 15, 2004.
At this meeting, the Members elected each of the nominees proposed for election to the Company's Board of Managers. The following provides information concerning the matters voted on at the meeting:

I. Election of Managers of the Company

                                   VOTES       NON-VOTING    INTERESTS OF
NOMINEE              VOTES FOR     WITHHELD    INTERESTS     RECORD

Jesse H. Ausubel     $265,853,994  $3,542,259  $242,071,204  $511,467,457
Lawrence K. Becker   $265,476,194  $3,920,059  $242,071,204  $511,467,457
James E. Buck        $265,677,688  $3,718,565  $242,071,204  $511,467,457
Marshall Dornfeld    $264,234,027  $5,162,226  $242,071,204  $511,467,457
Luis Rubio           $265,476,194  $3,920,059  $242,071,204  $511,467,457
Janet L. Schinderman $265,312,786  $4,083,467  $242,071,204  $511,467,457